Exhibit 10.32

January 23, 2026

Paul Blanchett

Dear Paul:

I am pleased to confirm our offer to join American Tower Corporation (“American Tower” or the “Company”) as a Senior Vice President, Chief Accounting Officer in the Corporate Boston Finance organization, reporting to Rod Smith.

This employment offer is contingent upon American Tower reviewing and approving, at its sole discretion, the results of your background check, references, education verification, and certification verification.

Your starting base salary will be at the annual rate of $450,000.00. This is a full-time, exempt position. Your weekly hours worked in this position may fluctuate, and therefore, each weekly portion of your annual salary will constitute payment of all hours worked during that week. Paydays are scheduled on a bi-weekly basis.

The performance review process is currently held during the first quarter of each year. You will be eligible for a merit increase in the 2027 performance cycle. You will be eligible for a discretionary bonus plan based upon performance against agreed upon goals and objectives to the same extent as similarly situated roles. This plan provides you the opportunity to earn a bonus based upon a target of 90% of your annual earnings, subject to the terms and conditions set forth in the relevant bonus plan (additional information will be provided following your start date). Your bonus for 2026, payable in March 2027, will not be pro-rated based on your start date.

Additionally, should you accept this offer, you will receive a $200,000 signing bonus (less applicable taxes) payable within 30 days following your start date.

As the role is based in Boston, MA the Company also agrees to provide you with a one-time relocation bonus of $50,000 net of taxes to assist you with expenses incurred during your relocation to a reasonable commuting distance to Boston, MA. Should you voluntarily leave the Company or be terminated for cause within 12 months of either the signing bonus payment or relocation payment you must repay a pro-rated portion of each, with repayment being withheld from your final pay, including any accrued but unused flextime and any expense reimbursement, if applicable.

If you accept this offer, we will recommend to the Compensation Committee of the Company's Board of Directors that you be granted an equity-based incentive award with respect to shares of the Company's Common Stock in the form of restricted stock units (“RSUs”) with a grant date value of $500,000.00. We would submit this recommendation for the Committee's approval at its regularly scheduled quarterly meeting following your start date (provided that you start before the 1st of the month that is prior to month of the meeting) or its next regularly scheduled quarterly meeting after that date. The actual number of RSUs granted to you would be determined by dividing this $500,000.00 value by the closing price of the Common Stock on the grant date (the first business day of the month following the meeting in which approval is provided), rounding up to the next whole share in the case of fractional shares. The RSUs would vest over 3 years of continuous employment with the Company, at a rate of 33 1/2% per year, commencing 1 year from the grant date. The above terms are subject to the terms and conditions of the RSU award agreement and other plan documents relating to the American Tower Corporation 2007 Equity Incentive Plan, which will be provided to you shortly after the grant date.

To recognize the unvested equity you will forfeit upon leaving your current employer, the Company will recommend to the Compensation Committee that you receive a one-time Make-Whole Restricted Stock Unit (RSU) Award with a target value of $2,125,000.00. This award is intended to make you whole for compensation you are leaving on the table. We would submit this recommendation for the Committee's approval at its regularly scheduled quarterly meeting following your start date provided that you start before the 1st of the month that is prior to month of the meeting) or its next regularly scheduled quarterly meeting after that date. The actual number of RSUs granted to you would be determined by dividing this $2,125,000.00 value by the closing price of the Common Stock on the grant date (the first business day of the month following the meeting in which approval is provided), rounding up to the next whole share in the case of fractional shares. The RSUs would vest over 3 years of continuous employment with the Company, at a rate of 33 1/2 % per year, commencing 1 year from the grant date. The above terms are subject to the terms and conditions of the RSU award agreement and other plan documents relating to the American Tower Corporation 2007 Equity Incentive Plan, which will be provided to you shortly after the grant date.

Additionally, subject to satisfactory performance, as part of the annual performance cycle, you will be recommended to the Compensation Committee for an equity grant of $850,000.00 in March 2027.

American Tower offers a very comprehensive benefits package. Learn more about our benefits at the following link. As a benefit eligible employee, if you intend to participate in either the Medical, Dental, Vision or Reimbursement Plans, you must complete the online enrollment process within the first 30 days of employment and, should you do so, your coverage will be effective as of your first day of employment. If you do not enroll online within 30 days of your date of hire, your next opportunity to enroll in these plans will be during annual open enrollment.

Please be advised your employment with American Tower Corporation is considered at will, which means your employment may be terminated at any time with or without cause by either you or the Company, with or without advance notice.

By acceptance of this offer you represent on your first day of work you will be free to accept employment without any contractual restrictions, express or implied, with respect to any of your prior employers. You also represent you have not taken or otherwise misappropriated and you do not have in your possession or control any confidential and proprietary information belonging to any of your prior employers or connected with or derived from your service with your prior employers. You represent you have returned to all prior employers any and all such confidential and proprietary information. You further acknowledge the Company has informed you that you are not to use or cause the use of such confidential or proprietary information in any manner whatsoever in connection with your employment by the Company.

You will also be required to complete American Tower's Confidentiality Agreement, Employment Eligibility Verification (1-9) form, W-4, and Personal Information Form. This offer of employment is conditional upon verification of your eligibility to work in the United States. You will be required to complete page 1 of Form 1-9 no later than your employment start date and to provide acceptable document(s) within three days of your start date (a list of acceptable documents is listed on the Form 1-9). In the event you do not have, or cease to have, acceptable documentation, all terms and conditions of this offer will be withdrawn forthwith, and American Tower shall have no liability of any sort whatsoever to you arising out of, or in connection with, this offer.

Paul, we are very excited to have you join the American Tower team and look forward to your acceptance of this offer and to working with you. We are confident that you will find your employment with American Tower to be both challenging and professionally rewarding. We also hope your performance will exceed expectations and contribute to increase the Company's shareholder value.

This offer of employment will remain open for your consideration and acceptance until the close of business on January 27, 2026.

Sincerely,

/s/ Brenna D. Jones	Accepted by
Brenna D. Jones	Paul Blanchett
SVP, Chief Human Resources Officer	January 26, 2026
/s/ Paul Blanchett